FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month January, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Appointment of Director

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is to inform you that the Board of Directors of the Bank at its meeting held today has appointed Ms. Vibha Paul Rishi (DIN: 05180796) as an Additional (Independent) Director of the Bank for a period of five years with effect from January 23, 2022, subject to the approval of shareholders. Brief profile of Ms. Rishi is enclosed as Annexure I. Ms. Rishi is not related to any other director of the Bank.

We affirm that Ms. Rishi is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure I

Ms. Vibha Paul Rishi holds a Masters degree in Business Administration with a specialisation in Marketing from the Faculty of Management Studies, University of Delhi. She also holds an Honours in Economics from Lady Sri Ram College, Delhi University. She started her career with Tata Administrative Service and was part of the core start-up team of Titan Watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, US and UK. She was also one of the founding team members of PepsiCo when they started operations in India. She later moved to PepsiCo's headquarters in the US to be a part of its international marketing team, which was followed by an innovation leadership role in London. Her last role in an executive capacity was as Executive Director, Brand and Human Capital of Max India prior to which she was the Director, marketing and customer strategy at the Future Group.

Ms. Rishi is an accomplished marketing specialist with international experience in spearheading global marketing campaigns for high-visibility consumer products.  She has worked at senior positions in branding, strategy, innovation and human capital around the world. Her core competency includes product rebranding, new product development and launch, alignment of global marketing teams of start-ups, entering new international markets, best practices and organisational structure. Given  her many years of experience as a Board and Committee member in many leading companies, she has gained specialized knowledge and practical experience in  Accountancy, Agricultural and rural economy, Economics, Finance, Information Technology, Human Resources Management, Risk Management, Business Management, Consumer Insight & Marketing and Strategy.

She serves on the Boards of several reputed companies and their Board level Committees including the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee, Stakeholders’ Relationship Committee and Corporate Social Responsibility Committee.

She is also associated with Pratham (Indian NGO), an NGO that works to provide education to underprivileged children in India.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 22, 2022	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager